    Exhibit 21

    Subsidiaries of Hudson Chartered Bancorp, Inc.

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
Name of Subsidiary             Jurisdiction of Incorporation  Name Under Which Subsidiary
                                                              Conducts Business
First National Bank of the     United States                  First National Bank of the
  Hudson Valley                                               Hudson Valley
Hudson Chartered Realty, Inc.  New York State                 Hudson Chartered Realty, Inc.
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